

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via E-mail
Mr. Adam Borak
Chief Financial Officer
Epoch Holding Corporation
640 Fifth Avenue
New York, NY 10019

>   **Re: Epoch Holding Corporation**
>   **Form 10-K**
>   **Filed September 6, 2011**
>   **File No. 1-9728**

Dear Mr. Borak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2011

Management's Discussion and Analysis, page 30
Overview, page 30

1. We note that you provide investment management services for proprietary funds and non-proprietary funds. We also note that you provide investment management services to institutional investors and high net-worth investors. In future filings, please expand upon your disclosures to clarify whether the assets you manage for your institutional and high net-worth investors are invested in the funds that you manage and/or investment strategies managed by third parties. Please clarify how the assets you manage for institutional and high net-worth investors that are invested within the funds you manage are reflected in your AUM. Finally for those assets that are invested within the funds that you manage, please clarify how fees are earned. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

AUM Fair Value Measurement, page 31

2. In future filings, please expand upon your disclosures to clarify that the fair value of the securities that comprise all of your AUM is measured using level 1 inputs, as defined in ASC 820-10-35. Otherwise, please provide a discussion of your critical estimates related to fair value measurements, as the estimated fair value of your AUM materially impacts the determination of revenue. In this case, the following disclosures may be useful to investors:

    - The portion of AUM in which you have a role in estimating fair value;
    - The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;
    - For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;
    - For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;
    - Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results;
    - Clarify why the fair value of certain securities may be different from the closing market price; and
    - Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Key Performance Indicators, page 34

3. You present Adjusted Financial Indicators for net income and basic and diluted earnings per share, which exclude the effect of the release of valuation allowance on certain deferred tax assets. As these measures are non-GAAP, please revise future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Further, we note your reference to the release of the deferred tax assets valuation allowance as a nonrecurring transaction. In future filings, please remove this characterization, as it appears you have released deferred tax assets valuation allowance during the last two fiscal years. Please refer to Item 10(e)(1)(ii)(b) of Regulation S-K for guidance. Please provide us with the disclosures you intend to include in future filings. Refer to the Non-GAAP C&DI for additional information.

Market Volatility and Impact on AUM Subsequent to Year End, page 35

4. In future filings to the extent that there are material redemption requests subsequent to the most recent balance sheet date, please disclose the amount of the redemptions along with an explanation.

AUM and Flows, page 36

5. We note that assets under management (AUM) is a key financial performance indicator and a primary component in providing a complete analysis of your investment advisory and management fees. In future filings, please expand upon the rollforward of your AUM for each period presented, including your quarterly filings, to disclose the gross components of cash customer inflows, cash customer outflows, and market performance to allow an investor to better understand the underlying factors impacting AUM. For example, please include the following line items in your rollforward of AUM:
    - Cash inflows for new funds
    - Cash inflows for capital commitment calls
    - Cash inflows for new separately managed accounts
    - Cash inflows for reinvested distributions
    - Cash outflows for redemptions
    - Cash outflows for other distributions
    - Market appreciation
    - Market depreciation
    - Foreign currency fluctuations

    Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

6. In future filings, please provide a more comprehensive analysis of AUM and the components that have impacted AUM during each of the periods presented. Specifically, provide a detailed analysis of the factors contributing to the gross cash inflows and outflows and the performance of your funds. To the extent that there were material contributions or capital commitments, clearly disclose the sources along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. Please provide investors with a meaningful understanding of the performance of your investment strategies and significant investments. In this regard, please describe the underlying types of investments and/or strategy that are materially impacting the performance of your AUM. To the extent necessary to provide investors with a sufficient understanding of the performance of your AUM for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance. Please provide us

with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

7. In future filings, please disclose the portion of AUM that has the ability to generate performance fees for each period presented.

8. In future filings, please disclose the portion of AUM that relates to the MainStay Epoch Funds and other funds you sub-advised as part of your relationship with New York Life Investments for each period presented.

9. Please clarify whether you are including uncalled capital commitments in AUM. If you are, please disclose the amount of uncalled capital commitments in AUM in future filings.

Distribution Channels, page 38

10. In future filings, please expand upon your disclosures to provide the significant terms of your management contractual agreements along with the following information separately for each type of fund you manage (i.e., private equity funds, fixed income funds, hedge funds, funds of funds, REITs, et cetera) and for the separate accounts by addressing the following, as applicable:
    - Please disclose the typical length of time of the management agreements;
    - The management fees percentage or percentage range,
    - The performance fee percentage or percentage range,
    - Any minimum thresholds on returns that must be met to earn incentive income,
    - The total amount of capital commitments by you, and
    - The amount of capital commitments outstanding.

Results of Operations, page 41

11. To the extent material to an understanding of your consolidated results of operations, provide the following expanded disclosures:
    - Quantify and discuss the average effective fee for your proprietary and sub-advised funds for each period presented as well as the impact of these fees on your results.
    - Quantify and discuss the average effective fee for your separate accounts, as well as the impact of these fees on your results.
    - Discuss if and how changes in the investment strategies of your assets under management have impacted your results.
    - Discuss if and how changes in the investment concentrations of your assets under management have impacted your results. In this regard, we note that revenues from services to mutual funds under advisory and sub-advisory

agreements represented 48% of total investment and advisory fees for fiscal year 2011, but were 51% of AUM as of June 30, 2011.

- Discuss any trends that will materially affect future results of operations in an appropriately balanced manner.

Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

12. As employee compensation and related benefits represents your most significant cost, please provide a more comprehensive analysis of the material factors impacting this expense in future filings. As part of your discussion and analysis, please quantify the components of this expense for each period presented. Please also provide investors with an understanding of the material drivers of how the amount of share-based compensation, incentive compensation, and commission is determined along with an explanation about the material factors that occurred during each period presented that impacted those drivers for the corresponding period. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Liquidity and Capital Resources, page 45

13. To the extent that you have any uncalled capital commitments to the funds you manage/advise, please disclose the amount with the corresponding fund.

Consolidated Statements of Cash Flows, page 62

14. Please provide us with a comprehensive understanding as to what the $4.9 million of the "proceeds from other transactions" line item within investing activities during fiscal year 2009 represents. Please also confirm to us that you will separately present the major components or provide informative disclosure about the components of this line item in your footnotes to the extent that it comprises a material portion of total investing activity in future filings for the periods presented.

Note 1 – Organization and Basis of Presentation, page 63
Basis of Presentation and Principles of Consolidation, page 63

15. We note your disclosures regarding your consolidation policy. It is unclear from these disclosures the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract to determine whether consolidation is appropriate. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. To the extent that you determined any of your funds or any other entity in which you have an ownership or contractual relationship with meets the definition of a VIE, please disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. For those funds that you determined do not meet the definition of a VIE, please clarify that these funds are considered voting interest entities

(VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. Please disclose which funds are consolidated under the VoIE model and those that are reflected in the consolidated financial statements under the equity method of accounting. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

<u>Note 2 - Summary of Significant Accounting Policies, page 63</u>
<u>Other Investments, page 64</u>

16. In future filings, please provide disclosures that explains the process you undertake to assess whether your investment in a fund you manage as the general partner or through a sub-advisory contract should be accounted for as an equity method investment or a cost basis investment. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment. Please also provide us with your analysis of the appropriate accounting treatment, including reference to the specific literature that supports your accounting, for your investments in the Epoch Global All Cap separate account, Epoch Global Champions separate account, and the company-sponsored mutual funds.

<u>Revenue Recognition, page 65</u>
<u>Performance Fees, page 65</u>

17. In future filings, please expand your accounting policy to clarify when the contingency resolution is typically met (e.g., at the end of the quarter, at the end of each annual period, once the fund is liquidated).

18. Please tell us if you receive performance-based fees prior to the contingency resolution. To the extent that you do, please provide disclosures regarding how you account for these payments and the amounts recognized for each period presented.

<u>Note 17 – Earnings Per Share, page 80</u>

19. We note your disclosure on page 75 that you pay dividends on unvested stock awards. Based on the computation of basic and diluted EPS, it is unclear whether you have considered the guidance in ASC 260-10-45-61A. Please advise.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2012</u>

<u>Note 4 – Other Investments, page 8</u>

20. We note that you began consolidating three investment vehicles during the second quarter of fiscal year 2012, as you were the sole investors in these vehicles as of December 31,

2011. In future filings, please provide the significant accounting policies and footnote disclosures for the assets and liabilities and transactions conducted by the investment vehicles. In this regard, it is unclear how including the net asset value of the investment vehicles as one line item in a footnote disclosure properly reflects the consolidation of these investment vehicles in your consolidated financial statements. Please refer to ASC 810-10-30, ASC 810-10-35-3 – 35-5, ASC 810-10-45-25, and ASC 810-10-50-7 – 50-14 for guidance. Please provide us with the disclosures you intend to include in future filings.

21. We further note that during the third quarter of fiscal year 2012, you deconsolidated Epoch Global Equity Shareholder Yield Fund, LLC and began recognizing your investment in this investment vehicle under the equity method, as your ownership interest declined below 50%. Please provide us with your analysis as to how you determined that you lost control over this investment vehicle and deconsolidation was appropriate, including specific references to the FASB Codification that supports your accounting. Please refer to ASC 810-10 and ASC 810-20 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief